GRUPO AEROPORTUARIO DEL SURESTE S.A.B. DE C.V.

August 16, 2017

VIA EDGAR TRANSMISSION

Ms. Lyn Shenk Branch Chief – Office of Transportation and Leisure Securities and Exchange Commission 100 F Street NE Washington, D.C. 20549-3561

Dear Ms. Shenk:

By letter dated August 7, 2017, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F filed on April 28, 2017 (the “20-F”), and the current reports on Form 6-K filed on April 10, 2017 and May 30, 2017 (the “Current Reports”) by the Southeast Airport Group (Grupo Aeroportuario del Sureste, S.A.B. de C.V. or the “Company”). The Company is submitting via EDGAR responses to the Staff’s comments.

For convenience, we have reproduced in italics below the Staff’s comments and have provided the Company’s responses immediately below the comments.

Form 6-K filed on April 10, 2017

1.	We note that you entered, through your Cancún Airport subsidiary, into agreements to acquire a controlling interest in Airplan S. A. (Airplan) and Aeropuertos de Oriente S.A.S. (Oriente). Following consummation of the acquisitions, you will own approximately 92.42% of the capital stock of Airplan and 97.26% of the capital stock of Oriente. Please tell us what consideration was given to providing pro-forma financial information for the acquisition transaction. Please refer to Article 11 of Regulation S-X.

Response: We did not provide pro-forma financial information for the acquisition transaction because foreign private issuers are not required to provide such information for annual or periodic reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In Release No. 33-8959 on Foreign Private Issuer Reporting Enhancements (Sept. 23, 2008), the Commission noted on page 60 that it has required foreign private issuers to provide pro-forma financial information required by Rule 3-05 and Article 11 of Regulation S-X only in registration statements that they file under the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act, but that pro-forma financial information has not been required to be included in Exchange Act reports filed by foreign private issuers. The Commission said:

Although domestic companies must present the financial statements of significant acquired businesses and pro forma financial information in their registration statements under both the Securities Act and the Exchange Act, as well in a Form 8-K current report, foreign private issuers only provide this information in the registration statements that they file under the Securities Act and the Exchange Act.

The Commission proposed amendments to require foreign private issuers to provide such pro-forma financial information in their Exchange Act annual reports; however, ultimately, the Commission declined to adopt this amendment. Id. As the Commission has not required foreign private issuers to provide pro-forma financial information required by Rule 3-05 and Article 11 of Regulation S-X in their Exchange Act annual reports, and declined to do so in its September 2008 release, we did not provide this pro-forma financial information in the 20-F or the Current Reports. As of the date of this letter, we have not filed or been required to file pro-forma financial information for this acquisition transaction in Mexico or with any stock exchange, nor have we otherwise distributed or been required to distribute pro-forma financial information to our security holders, and as such, we have not included pro-forma financial information in any report on Form 6-K.

Form 6-K filed on May 30, 2017

2.	We note that on May 30, 2017 you acquired an additional 10% interest in Aerostar, increasing your total interest to 60%, while PSP Investments acquired a 40% interest in Aerostar. Following the finalizing of the acquisition, you expect to consolidate Aerostar’s results into your financial statements. Please tell us what consideration was given to providing pro-forma financial information for the acquisition transaction. Please refer to Article 11 of Regulation S-X. Additionally, please tell us the purchase price for the additional 10% interest acquired.

Response: We did not provide pro-forma financial information for the acquisition transaction because foreign private issuers are not required to provide such information for annual or periodic reports under the Exchange Act, as described above in our response to the Staff’s first comment. In addition, as of the date of this letter, we have not filed or been required to file pro-forma financial information for this acquisition transaction in Mexico or with any stock exchange, nor have we otherwise distributed or been required to distribute pro-forma financial information to our security holders, and as such, we have not included pro-forma financial information in any report on Form 6-K.. We purchased the additional 10% for an amount that represents less than 5% of our consolidated assets as of December 31, 2016, and, which we therefore believe is immaterial.

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As requested by the Staff, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact our U.S. counsel, Jorge Juantorena or Adam Brenneman at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2758 (Mr. Juantorena) or (212) 225-2704 (Mr. Brenneman).

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Sincerely,

/S/ Adolfo Castro Rivas
Lic. Adolfo Castro Rivas
Chief Executive Officer and

Chief Financial Officer

cc:	Jorge U. Juantorena

Adam J. Brenneman

Cleary Gottlieb Steen & Hamilton LLP